Steven M. Skolnick Partner 65 Livingston Avenue Roseland, NJ 07068 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

July 8, 2015

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn: Tara Keating Brooks

Re:	Matinas BioPharma Holdings, Inc.

Registration Statement on Form S-1

Filed June 9, 2015

File No. 333-204825

Dear Ms. Keating Brooks:

On behalf of Matinas BioPharma Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated June 17, 2015 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on June 9, 2015 (the “Registration Statement”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Documents Incorporated By Reference, page 21

1. We note that the last reported price of your common stock was $1.33 per share on June 4, 2015. We also refer to the "penny stock" risk factor disclosure on page 63 of your Form 10-K filed on March 31, 2015 where you disclose that your shares are "subject to the penny stock rules" so long as the trading price of your common stock is below $5.00 per share. As you appear to be subject to the penny stock rules, you are not eligible to rely on incorporation by reference to provide information required pursuant to the item requirements of Form S-1. Refer to General Instruction VI I .D.1.(c) of Form S-1. Accordingly, please amend your registration statement to include all information required by Form S-1.

U.S. Securities & Exchange Commission

July 8, 2015

Response:

To be eligible to incorporate by reference, a registrant is required to satisfy the requirements of General Instruction VII of Form S-1, which we believe we satisfy. Specifically in response to the Staff’s comment, General Instruction VII.D.1(c) of Form S-1 requires that the Company is not, and during the past three years neither the Company nor any of its predecessors was, a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company’s common stock is not a penny stock as defined in Rule 3a51-1 because the Company has been in continuous operation for at least three years and had net tangible assets in excess of $2,000,000, thereby satisfying the requirement of Rule 3a51-1(g)(1). The Company notes that Rule 3a51-1(g)(3) requires that net tangible assets must be demonstrated by financial statements that are the most recent financial statements for the issuer that have been audited and reported on by an independent public accountant and are dated less than fifteen months prior to the date of the transaction that the broker or dealer has reviewed and has a reasonable basis for believing are accurate in relation to the date of the transaction. As reported in its audited financial statements for the year ended December 31, 2014 contained in its annual report on Form 10-K filed with the Commission on March 31, 2015 (the “10-K”), the Company had net tangible assets of approximately $2.2 million at December 31, 2014 and $10.5 million at December 31, 2013. Accordingly, we believe that we satisfy all of the requirements imposed by General Instruction VII of Form S-1 and thus are eligible to incorporate by reference.

Additionally, the Company advises the Staff that in its next quarterly report on Form 10-Q the Company will revise its “penny stock” risk factor disclosure to disclose that “its shares may become subject to the penny stock rules” so long as the trading price of your common stock is below $5.00 per share.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476 or Meredith Prithviraj at (973) 597-2396.

Very truly yours,

/s/ Steven M. Skolnick